May 14, 2021

By EDGAR Submission

Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Paul Cline and Wilson Lee

RE:    Federal Realty Investment Trust (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed on February 11, 2021
File No. 001-07533

Dear Mr. Cline and Mr. Lee:

This letter responds to your letter dated May 13, 2021, providing comments relating to the Company's Form 10-K for the fiscal year ended December 31, 2020. In order to facilitate the Staff's review of this letter, we have restated your comment below and have included the Company's response underneath the comment.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Property Operating Income, page 42

1.We note you present property operating income as a Non-GAAP measure. It appears the reconciliation of operating income to property operating income included in prior annual reports has been removed from the current annual report. Please revise your future filings to include this reconciliation to comply with the requirements outlined within paragraph 10(e)(i)(B) of Regulation S-K.

Company Response: In future filings, we will revise our disclosure to include a reconciliation of operating income to property operating income.

If you have any further questions or require additional information, please do not hesitate to contact me at (301) 998-8232.

Thank you for your consideration in these matters.

Sincerely,

/s/ Daniel Guglielmone
Daniel Guglielmone
Executive Vice President, Chief Financial Officer and Treasurer
Federal Realty Investment Trust

cc:     Justin Bintrim, Pillsbury Winthrop Shaw Pittman LLP
Nishit Mehta, Grant Thornton LLP